UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On February 26, 2020, Zhongchao Inc. (the “Company”) consummated its initial public offering (the “IPO”) of 3,000,000 Class A Ordinary Shares, par value $0.0001 per share (each, a “Class A Ordinary Share” and the Class A Ordinary Shares sold in the IPO is hereafter referred as the “Shares”). The Company completed its IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-234807), originally filed with the Securities and Exchange Commission on August 19, 2019 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on February 21, 2020 (the “Effective Date”). The Shares were sold at a price of $4.0 per share, generating gross proceeds to the Company of approximately $12 million. The Class A Ordinary Shares are now traded on the Nasdaq Capital Market under the symbol “ZCMD.”

Immediately following the consummation of the IPO, there were an aggregate of 19,102,420 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of a warrant the Company issued to an investor. For more details of such warrant, please see “Prospectus Summary- Our Corporate History and Structure” on page 11 of the Registration Statement) and 5,497,715 Class B Ordinary Shares, par value $0.0001 per share (each, a “Class B Ordinary Share”), issued and outstanding. Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 15 votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis. The Class B Ordinary Shares are not being converted as part of the IPO.

In connection with the effectiveness of the Registration Statement and the closing of the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated February 24, 2020, (the “Underwriting Agreement”) by and among the Company, Network 1 Financial Securities Inc. (“Network 1”), and Tiger Brokers (NZ) Limited (“Tiger”, together with Network 1, the “Underwriters”);

●	Warrant, dated February 26, 2020 by and between the Company and the Underwriters, pursuant to which the Underwriter may purchase up to 310,500 Class A Ordinary Shares at an exercise price of $5.0 per share; and

●	Lock Up Agreements, dated February 26, 2020, between the Company and the persons indicated in the Underwriting Agreement.

In addition, 2019 Equity Incentive Plan (the “Plan”) became effective upon the consummation of the IPO, a summary of which was disclosed in the Registration Statement. A copy of the Plan is included as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
1.1	Underwriting Agreement, dated February 24, 2020.
4.1	Warrant Agreement, dated February 26, 2020
4.2	Lock-up Agreement, dated February 26, 2020
99.1	2019 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ZHONGCHAO INC.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: February 26, 2020

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